# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolus, Inc., CIK 0001570562
CUSIP: 30052C107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 520 NEWPORT CENTER DRIVE, SUITE 1200, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001270925

## Reporting persons
- Timothy P. Lynch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,492,130; shared voting power 602,359; sole dispositive power 3,492,130; shared dispositive power 602,359; aggregate amount beneficially owned 4,094,489 (6.3% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 64,685,419 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: Evolus, Inc.
Address of issuer's principal executive offices: 520 Newport Center Drive Suite 1200, Newport Beach, California 92660

## Item 2. Person Filing
Name of person filing: Timothy P. Lynch
Address of principal business office or, if none, residence:
70 SW Century Dr, STE 100 PMB 1257
Bend, OR 97702
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,094,489
Percent of class: 6.3%
Sole power to vote or to direct the vote: 3,492,130
Shared power to vote or to direct the vote: 602,359
Sole power to dispose or to direct the disposition: 3,492,130
Shared power to dispose or to direct the disposition: 602,359

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Timothy P. Lynch: /s/ Timothy P. Lynch, Reporting person (08/15/2025)